3580 Carmel Mountain Road Suite 300 San Diego, CA 92130 858 314 1500 mintz.com
December 4, 2023
VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E. Washington, D.C. 20549
Attention: Jimmy McNamara and Laura Crotty, Office of Life Sciences

Re:	GRI Bio, Inc.
Registration Statement on Form S-3
Submitted October 13, 2023
File No. 333-274972
Ladies and Gentlemen:
We are submitting this letter on behalf of GRI Bio, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated November 21, 2023 (the “Comment Letter”) from the Division of Corporation Finance, Office of Life Sciences, to Leanne Kelly, Chief Financial Officer of the Company, relating to the above-referenced registration statement. In conjunction with this letter, the Company is confidentially submitting its Pre-Effective Amendment No. 1 to its draft registration statement on Form S-3 on Form S-1 with the Commission.
For reference, we have set forth below in italics the Staff’s comment from the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.
Amendment No. 1 to Draft Registration Statement on Form S-3
General
Comment 1: We note that on April 21, 2023, GRI Bio, Inc. completed its merger with Vallon Pharmaceuticals, Inc. We further note that on August 22, 2023, the combined company entered into an Asset Purchase Agreement wherein Vallon’s legacy assets were acquired by Aardvark Therapeutics, Inc. Given these circumstances, please tell us your basis for registering this transaction on Form S-3. See Use of Form S-8, Form 8-K, and Form 20-F by Shell Companies, Release No. 33-8587 (July 15, 2005) at n. 32 as reiterated in Special Purpose Acquisition Companies, Shell Companies, and Projections, Release No. 33-11048 (March 30, 2022) at n. 239 and accompanying text. Alternatively, please amend your registration statement to register the offering on Form S-1.
Response 1:
The Company has filed its Pre-Effective Amendment No. 1 to its draft registration statement on Form S-3 on Form S-1.

BOSTON LOS ANGELES MIAMI NEW YORK SAN DIEGO SAN FRANCISCO TORONTO WASHINGTON MINTZ, LEVIN, COHN, FERRIS, GLOVSKY AND POPEO, P.C.

MINTZ December 4, 2023 Page 2
We hope that the above response will be acceptable to the Staff. Please do not hesitate to call me at (858) 314-1873 with any comments or questions regarding the proposed disclosure. We thank you for your time and attention.

Sincerely,

/s/ Melanie Levy
Melanie Levy

cc:	GRI Bio, Inc.
W. Marc Hertz, Ph.D.
Leanne Kelly

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Adam Lenain
Jason Miller